SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No. 7)* Ivanhoe Energy Inc.
(Name of Issuer) Common Shares, No Par Value
(Title of Class of Securities) 465790103
(CUSIP Number) 31 December 2011
(Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 465790103	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Martin Friedland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION American and Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 53,545,058
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 53,545,058
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,545,058
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 465790103	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Holdings SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,877,953
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 50,877,953
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,877,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 465790103	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Securities SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 47,149,505
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 47,149,505
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,149,505
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 465790103	SCHEDULE 13G	Page 5 of 9 Pages

Item 1

1(a)	Name of Issuer: Ivanhoe Energy Inc. (the “Company”)

1(b)	Address of Issuer's Principal Executive Offices:

Suite 654 – 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
Item 2

2(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Robert Martin Friedland;
(ii) Newstar Holdings SRL (“Newstar Holdings”); and
(iii) Newstar Securities SRL (“Newstar Securities”).

2(b)	Address or Principal Business Office or, if none, Residence:

The address of the principal business office of Mr. Friedland is 150 Beach Road #25-03 The Gateway West, Singapore 189720.

The address of the principal business office of Newstar Holdings and Newstar Securities is Berne Building, Suite 1, The Courtyard, Hastings, Christ Church, Barbados 14038.

2(c)	Citizenship:

(i) Robert Martin Friedland – American and Canadian
(ii) Newstar Holdings – Barbados
(iii) Newstar Securities – Barbados

2(d)	Title of Class of Securities: Common Shares with no par value (the “Common Shares” or “Shares”)

2(e)	CUSIP No.: 465790103

Item 3:	N/A

CUSIP No. 465790103	SCHEDULE 13G	Page 6 of 9 Pages

Item 4.	Ownership

a.	Amount Beneficially Owned:

Newstar Securities may be deemed to beneficially own an aggregate of 47,149,505 Shares as follows: (i) 39,178,333 Shares that it owns directly, 2,083,333 of which are debentures exercisable into Shares in the next 60 days and (ii) 7,971,172 Shares through its sole ownership of Premier Mines (as defined in Item 7 below).  Newstar Holdings may be deemed to beneficially own an aggregate of 50,877,953 Shares as follows: (i) 47,149,505 Shares through its sole ownership of Newstar Securities and (ii) 3,728,448 Shares through its sole ownership of Evershine (as defined in Item 7 below).  Mr. Friedland may be deemed to beneficially own an aggregate of 53,545,058 as follows: (i) 2,667,105 Shares that he owns directly of which 2,250,000 are options exercisable into Shares in the next 60 days (ii) 53,545,058 through his sole ownership of Newstar Holdings.

b.	Percent of class:

Mr. Friedland may be deemed to beneficially own approximately 15.4% of the outstanding Common Shares.  Newstar Holdings may be deemed to beneficially own approximately 14.6% of the outstanding Common Shares.  Newstar Securities may be deemed to beneficially own approximately 13.5% of the outstanding Common Shares.

c.	Number of shares as to which such person has:

Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 47,149,505 Shares it beneficially owns, 2,083,333 of which are debentures exercisable into Shares in the next 60 day.  Newstar Holdings may be deemed to have sole power to direct the voting and disposition of the 50,877,953 Shares it beneficially owns.  Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 53,545,058 Shares he beneficially owns, 2,250,000 of which are options exercisable into Shares in the next 60 days.

Item 5.

Ownership of 5 Percent or Less of a Class: N/A

Item 6.

Ownership of More than 5 Percent on Behalf of Another Person: N/A

CUSIP No. 465790103	SCHEDULE 13G	Page 7 of 9 Pages

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Mr. Friedland is the sole owner of Newstar Holdings.  Newstar Holdings is the sole owner of Evershine SRL, a Barbados society with restricted liability (“Evershine”) and of Newstar Securities.  Newstar Securities is the sole owner of Premier Mines SRL, a Barbados society with restricted liability (“Premier”).

Item 8.

Identification and Classification of Members of the Group: N/A

Item 9.

Notice of Dissolution of Group: N/A

Item 10.

Certifications: N/A

[Remainder of page intentionally left blank]

CUSIP No. 465790103	SCHEDULE 13G	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2012

/s/ Robert Martin Friedland
Robert Martin Friedland

NEWSTAR HOLDINGS SRL

By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland
Title: President

NEWSTAR SECURITIES SRL

By:	/s/ Robert Martin Friedland
Name: Robert Martin Friedland
Title: President

CUSIP No. 465790103	SCHEDULE 13G	Page 9 of 9 Pages

  Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (Previously filed.)